UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ARROW ELECTRONICS, INC.
(Exact name of registrant as specified in its charter)

New York	1-4482	11-1806155
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

7459 South Lima Street, Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Peter S. Brown
Senior V.P., General Counsel and Secretary
(631) 847-5760
(name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction
Arrow Electronics, Inc. is filing this Form SD as required by Rule 13p-1 (“Conflict Minerals Rule”) under the Securities Exchange Act of 1934.
Arrow Electronics is a global provider of products, services and solutions to industrial and commercial users of electronic components and enterprise computing solutions. The information contained in this specialized disclosure report pertains to the products that have been assembled or modified (“manufactured”) by Arrow or one of its subsidiaries (collectively “Arrow” or the “Company”). Some of the products assembled and modified by Arrow contain columbite-tantalite, cassiterite, wolframite, or gold, or their derivatives tin, tantalum, and tungsten, which are necessary to the functionality or production of the product (“Conflict Minerals”)1.

1 Note, the term “Conflict Minerals” refers to the named minerals and their derivatives. It does not infer that the procurement of such minerals or derivatives directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, Congo Republic, Rwanda, Sudan, Tanzania, Uganda, or Zambia. In accordance with Rule 13p-1, minerals that originated in the DRC or adjoining country, and financed or benefited armed groups are deemed “Not Conflict Free.”

Section 1 - Conflict Minerals Disclosures
Item 1.01 Conflict Minerals Disclosure and Report
Products Manufactured Using Conflict Minerals
In 2013, Arrow assembled or modified the following products: surface mount and leaded electronic components, including capacitors (aluminum electrolytic, tantalum electrolytic, ceramic, film and double layer- EDLC), resistors (thick film, thin film, current sensing and arrays), thermistors, varistors, inductors (metal composite, wirewound and MLI), ferrite chip beads, fuses and diodes; flat panel and touch screens, servers, personal computers and workstations, hard drives, motherboards, and kiosks; power supplies used in medical, telecom and  industrial devices, modified headers, and flex strips; circular and rectangular connectors, and bundles of wire used to assemble sophisticated, high reliability electrical harnesses commonly used in aerospace, defense and other high reliability applications; and lighting assemblies used in street lights, stadiums, homes, and emergency vehicles (the “Products”). The Company determined that the Products may contain Conflict Minerals.
Process to Identify the Country of Origin, Chain of Custody, and Facilities Used to Process the Minerals
Arrow does not directly purchase any Conflict Minerals from any source and does not knowingly procure any product containing Conflict Minerals from the “Covered Countries.” 2 Arrow obtains all of the products it assembles and modifies from more than 400 suppliers. To develop its process to identify the country of origin and chain of custody of the Conflict Minerals, Arrow utilized the internationally recognized framework “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD framework”).
In accordance with the OECD framework, Arrow conducted in good faith a reasonable country of origin inquiry by identifying the suppliers of the parts used in the Products that are likely to contain Conflict Minerals and requesting that each supplier provide the country of origin and chain of custody of the Conflict Minerals contained in the parts they supplied to Arrow. The Company requested suppliers respond with a completed Electronic Industry Citizenship Coalition “EICC-GeSI Due Diligence Request Template.”
Country of Origin Results
The Company performed its due diligence in accordance with the OECD framework. The Company used the EICC published Conflict-Free Smelter Program list to identify red flags with respect to the named country of origin and smelter list. The information received from the suppliers was reviewed for completeness and when necessary, Arrow conducted subsequent inquiries to obtain additional information. However, despite this follow-up, in many instances, suppliers were unable to provide to Arrow the country of origin and or a smelter list.
At this time, the Company has no reason to believe that the information provided by the suppliers was unreliable or inaccurate.

2 “Covered Countries” include the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, the Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania and Zambia.

Product Conflict Minerals Status
After exercising due diligence, the Company was unable to determine whether the Conflict Minerals contained in the products it assembled and modified were from recycled or scrap sources or whether such Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries. Therefore, pursuant to Section 1.01(c)(iv), the Company is not required to obtain an independent private sector audit for the 2013 reporting period.
To mitigate the risk that the Conflict Minerals benefit armed groups in the Covered Countries, Arrow has reiterated its Conflict Mineral Policy to its suppliers. To improve the Company’s ability to conduct due diligence, Arrow continues to request completed EICC templates from its suppliers and emphasize its support of the Conflict Minerals Rule.
Arrow’s Conflict Minerals Policy can be found at:
http://www.arrow.com/about_arrow/arrow_conflict_minerals_policy.pdf

Conflict Minerals Disclosure/Report
The Company has prepared a Conflict Minerals Report which is attached to this Form SD as an exhibit and it has disclosed the information above on its website, www.arrow.com .

Item 1.02 Exhibit
(See attached)

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARROW ELECTRONICS, INC.
(Registrant)

By:	/s/ Peter S. Brown
Peter S. Brown
Senior V.P., General Counsel, and Secretary
June 2, 2014